UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 001-00035
A. Full title of the plan and the address of the plan, if different from that of the issue named below:
GE SECURITY, INC. 401(k) RETIREMENT PLAN
(FORMERLY GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN)
GE SECURITY, INC.
8985 TOWN CENTER PARKWAY
BRADENTON, FLORIDA 34202
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL ELECTRIC COMPANY
3135 EASTON TURNPIKE
FAIRFIELD, CT 06431

GE SECURITY, INC.
401(k) RETIREMENT PLAN
December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-9

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2005	10

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Signature	11

Exhibit:

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
GE Security, Inc. 401(k) Retirement Plan:
We have audited the statements of net assets available for benefits of the GE Security, Inc. 401(k) Retirement Plan (formerly GE Interlogix, Inc. 401(k) Retirement Plan) (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Portland, Oregon
June 21, 2006

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Investments, at fair value	$131,828,802	$91,426,725

Investments, at contract value	334,694	322,833

Receivables:
Employee contribution	452,389	244,228
Employer contribution	358,268	247,398
Loan interest	—	5,481
Accrued income	54,107	34,469

Net assets available for benefits	$133,028,260	$92,281,134

See accompanying notes to financial statements.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Interest income	$748,402	$383,656
Dividends	3,581,988	1,689,607
Net appreciation in fair value of investments	4,026,777	6,173,361
Contributions:
Rollover	7,103,948	299,733
Employee	11,899,318	8,165,670
Employer, net of forfeitures	3,854,811	2,800,737

Total additions	31,215,244	19,512,764

Deductions from net assets attributed to:
Benefits paid to participants	14,964,604	7,130,228
Administrative expenses	22,635	20,682

Total deductions	14,987,239	7,150,910

Net increase in net assets before transfers from other plans	16,228,005	12,361,854

Transfers from other plans:

Employees’ 401(k) Plan of Monitoring Automation Systems	—	6,659,769

Infographics Systems Corporation 401(k) Savings Plan	—	2,496,645

International Fiber Systems, Inc. 401(k) Plan	—	2,860,436

Ion Track, Inc. 401(k) Plan	—	4,037,448

InVision Technologies, Inc. 401(k) Plan	24,519,121	—

Total transfers from other plans	24,519,121	16,054,298

Net increase in net assets available for benefits	40,747,126	28,416,152

Net assets available for benefits:
Beginning of year	92,281,134	63,864,982

End of year	$133,028,260	$92,281,134

See accompanying notes to financial statements.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The following description of the GE Security, Inc. 401(k) Retirement Plan (formerly the GE Interlogix, Inc. 401(k) Retirement Plan) (the Plan), a defined contribution plan, sponsored by GE Security, Inc. (formerly GE Interlogix, Inc.) (the Company or Employer or Plan administrator), is provided for general information purposes only. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Any employee of the Company who has attained the required ERISA age is eligible to participate in the Plan on the first day of the month after the employee’s three-month anniversary. The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the Plan Committee). The Company has entered into an agreement with New York Life Trust Company (the Trustee) who acts as the trustee and record keeper of the Plan’s assets. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.
(a)	Mergers and Related Amendments

On June 15, 2005, the InVision Technologies, Inc. 401(k) Plan with participant account balances of $24,519,121 was merged into the Plan.

On January 1, 2004, the Ion Track, Inc. 401(k) Plan with participant account balances of $4,037,448, the Infographics Systems Corporation 401(k) Savings Plan with participant account balances of $2,496,645, the International Fiber Systems, Inc. 401(k) Plan with participant account balances of $2,860,436 and the Employees’ 401(k) Plan of Monitoring Automation Systems with participant account balances of $6,659,769 were merged into the Plan.

The Plan sponsors of each of the Ion Track, Inc. 401(k) Plan, the Infographics Systems Corporation 401(k) Savings Plan, the International Fiber Systems, Inc. 401 (k) Plan, the Employees’ 401(k) Plan of Monitoring Automation Systems, and the InVision Technologies, Inc. 401(k) Plan are wholly-owned subsidiaries of GE Security, Inc.

On January 22, 2004, the Plan was amended and renamed the GE Security, Inc. 401(k) Retirement Plan.

(b)	Contributions

Each year, participants may elect to contribute pretax annual compensation, as defined by the Plan. For non-highly compensated employees, contributions are limited to an aggregate of 50 percent of the participant’s pretax annual compensation. Effective January 1, 2004, highly compensated employees are limited in their contributions to an aggregate of 20 percent of the participant’s pretax annual compensation. The total amount of participant pretax contribution is limited to $14,000 and $13,000 for 2005 and 2004, respectively. Participants may also contribute amounts representing distributions from other qualified plans or individual retirement accounts (IRAs) into the Plan, as specified in the plan document.
(Continued)

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004

Matching contributions by the Company for the benefit of participants are discretionary. For 2005 and 2004, Company matching contributions were equal to 50 percent of each participant’s contributions, up to 6 percent of eligible compensation. The Company also has the option to make a discretionary profit-sharing contribution to the Plan, which is allocated to participants based on the participants’ relative compensation as defined by the Plan. During 2005 and 2004, the Company did not make a discretionary profit-sharing contribution to the Plan.

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the Internal Revenue Code (IRC) ($4,000 and $3,000 per participant in 2005 and 2004, respectively). The Company does not match employee catch-up contributions.

Employees who joined the Company as a result of the Company purchasing the assets of Edwards Systems Technology from SPX Corporation on March 22, 2005 were allowed to rollover their account balance including participant loans into the Plan from their previous plan, the SPX Retirement Savings and Stock Ownership Plan (SPX Plan). As a result, rollovers from the SPX Plan are included in the statement of changes in net assets available for benefits for the year ended December 31, 2005.

(c)	Participant Accounts

Participants direct the investment of their contributions among 11 mutual funds, a money market fund, a pooled separate account, and General Electric Company common stock. The allocation of a participant’s contributions to these investment funds is selected by the participant and may be changed daily. Each participant’s account is credited with the participant’s contributions, a share of Company matching and discretionary profit-sharing contributions, and the Plan’s earnings or losses, net of administrative expenses. Allocation of investment income or losses is based on the value of the participant’s account at the close of each day.

(d)	Vesting

Participants are vested immediately in their contributions, Company contributions (except as noted below) and related net investment earnings. Forfeitures of non-vested Company employer matching contributions are used to reduce future Company contributions. During 2005 and 2004, forfeitures totaling approximately $67,000 and $6,000, respectively, were used to reduce employer contributions. At December 31, 2005 and 2004, forfeitures totaling approximately $71,000 and $109,000, respectively, were available to reduce future contributions. Balances transferred prior to 2000 into the Plan from the Aritech Corporation Employee Stock Ownership Plan vest as follows:

Vested
Years of service	percentage
Less than 3 years	—%
3 years but less than 4	20
4 years but less than 5	40
5 years but less than 6	60
6 years but less than 7	80
7 years and thereafter	100
(Continued)

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(e)	Participant Loans

A participant may borrow from his or her account a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period or 50 percent of the participant’s vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates range from 4.0 percent to 11.8 percent on loans outstanding at December 31, 2005. Principal and interest is paid ratably through biweekly payroll deductions. Loan administration charges are charged to the participant’s account electing the loan.

(f)	Payments of Benefits

Distributions to participants may be made upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity or in-kind distribution of General Electric Company common stock as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

(g)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is responsible for following the voting instructions that have been given by the participant. If the participant does not instruct the Trustee with regard to a voting decision, the shares are voted as instructed by the Company.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The General Electric Company common stock and mutual funds are valued based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the unpaid principal balance, which approximates fair value. Interest and dividend income is recorded as earned on an accrual basis.
(Continued)

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. The average yield for 2005 and 2004 was 3.9 percent. As of December 31, 2005 and 2004 the crediting interest rates were 3.9 percent and 3.8 percent, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2005 and 2004. Interest is credited daily to the account and is guaranteed to be not less than 0 percent before any deduction for expenses. At December 31, 2005 and 2004, the fair value of this investment approximated the contract value.

On December 31, 2000, the Plan received benefit-responsive investments in guaranteed insurance contracts in conjunction with the merger of the Interactive Technologies, Inc. 401(k) Investment Plan (the ITI Plan merger). The contracts are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contracts, plus interest accrued at the current rate, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value of the guaranteed insurance contracts for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 4.0 percent to 4.2 percent for 2005 and 2004. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than a specified rate, which was 4.0 percent as of December 31, 2005. Such interest rates are reviewed on an annual basis for resetting. The fair values of these contracts as of December 31, 2005 and 2004 approximate the contract values.

(c)	Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments included in the statements of changes in net assets available for benefits consists of realized gains or losses on investments sold and the unrealized appreciation (depreciation) on investments held at the end of the year.

(d)	Plan Expenses

The Company pays all Plan administrative expenses other than loan administration charges and commissions and fees on transactions involving General Electric Company common stock. Loan administration charges and common stock commissions and fees are charged to the participant’s account electing the loan or common stock transaction.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(Continued)

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(g)	Risks and Uncertainties

The Plan invests in a variety of investments. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.
(3)	Investments

The following tables present investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2005 and 2004.

	2005	2004
New York Life Insurance Anchor Account I	$16,085,649	$12,753,227
The Growth Fund of America R4	15,508,395	9,337,602
Mainstay Balanced Fund RI	15,440,943	14,920,541
Davis New York Venture Fund (A)	15,222,075	10,375,201
PIMCO Total Return Fund (Admin)	11,851,861	8,763,702
Mainstay S&P 500 Index Fund I	11,647,000	9,679,262
JP Morgan Mid Cap Value Fund A	11,399,566	6,600,313
Fidelity Advisor Diversified International T	10,187,491	5,567,769
General Electric Company common stock	7,757,546	5,779,594
During 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2005	2004
General Electric Company common stock	$(235,545)	$816,746
Mutual funds	4,262,322	5,356,615

Net appreciation in fair value of investments	$4,026,777	$6,173,361

(Continued)

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(4)	Concentration of Investments

The Plan’s investment in General Electric Company common stock represents approximately 6 percent of total investments as of December 31, 2005 and 2004. General Electric Company is a diversified technology, media and financial services company, with products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing, media content and advanced materials; GE serves customers in more than 100 countries.

(5)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in General Electric Company common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and IRC.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated September 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has not been amended since receiving the determination letter other than an amendment to change the Plan name as discussed in note 1(a). The Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and the related trust was tax exempt as of December 31, 2005 and 2004.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

		Number of	Current
Identity of issue	Description of investment	shares	value
Corporate Stocks – Common:
General Electric Company*	General Electric Company common stock	221,328	$7,757,546

Money Market Fund:
New York Life Trust Company*	Mainstay Cash Reserves Fund I	317,635	317,635

Mutual Funds:
American Funds	The Growth Fund of America R4	505,489	15,508,395
New York Life Trust Company*	Mainstay Balanced Fund RI	587,108	15,440,943
Davis Funds	Davis New York Venture Fund (A)	451,694	15,222,075
PIMCO Funds	PIMCO Total Return Fund (Admin)	1,128,749	11,851,861
New York Life Trust Company*	Mainstay S&P 500 Index Fund I	404,972	11,647,000
JP Morgan	JP Morgan Mid Cap Value Fund A	489,672	11,399,566
Fidelity Investments	Fidelity Advisor Diversified International T	487,207	10,187,491
Artisan Funds	Artisan Mid Cap Fund	174,028	5,380,941
Van Kampen	Van Kampen Growth and Income A	198,694	4,081,167
New York Life Trust Company*	Mainstay MAP Fund RI	50,661	1,760,990
PIMCO Funds	PIMCO Real Return Admin Fund	117,765	1,304,834

Pooled Separate Account
New York Life Trust Company*	New York Life Insurance Anchor Account I		16,085,649

Guaranteed Insurance Contracts
American Founders Life Insurance Company	Bradford National Life Insurance Company Guarantee
	#2990002645, 4.2%, maturing January 28, 2044		218,823

Conseco Life Insurance Company	American Life and Casualty Insurance Company
	Contract, #ON890313, 4.0%, maturing April 1, 2019		115,871

Participant loans*	Interest rates from 4.0% to 11.8%		3,882,709

			$132,163,496

*	Denotes party in interest.
See accompanying report of independent registered public accounting firm.

GE SECURITY, INC. 401(k) RETIREMENT PLAN
Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Security, Inc. 401(k) Retirement Plan

By:	/s/ THOMAS O’DONNELL
Thomas O’Donnell Plan Administrator

June 26, 2006

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm